                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549






                                   FORM 11-K

                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                  For the Fiscal Year Ended December 31, 1995


                         Commission File Number 1-4582



                             RALSTON PURINA COMPANY
                            SAVINGS INVESTMENT PLAN











                             RALSTON PURINA COMPANY
                              CHECKERBOARD SQUARE
                           ST. LOUIS, MISSOURI  63164

                                           RALSTON PURINA COMPANY SAVINGS INVESTMENT PLAN
                             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                                         DECEMBER 31, 1995
                                                      (Dollars in Thousands)
                                        ESOP                   Ralcorp
                                     Preferred    RAL    CBG   Common   Equity    Fixed
                                       Stock     Stock  Stock   Stock    Index   Income
                                        Fund     Fund    Fund   Fund     Fund     Fund
                                     --------- -------- ------ ------- -------- --------
Assets
  Investments, at fair value
    Short-term investments           $ 27,397  $    16                 $     4  $    25
    Shares in registered
      investment company                1,347      174                 $32,990   34,071
    Common stock-RAL Stock                      68,902
    Preferred stock
      Allocated                       211,367
      Unallocated                     222,890
    Insurance company contracts                                                  18,580
    Notes receivable from
      participants
                                     --------- -------- ------ ------- -------- --------
      Total Investments               463,001   69,092     -      -     32,994   52,676

  Receivables
    Interest and dividends
      receivable                           21                                       192
    Due from Ralston Purina Co.                                                   5,590
                                     --------- -------- ------ ------- -------- --------
      Total Receivables                    21      -       -      -        -      5,782
                                     --------- -------- ------ ------- -------- --------
      Total Assets                    463,022   69,092     -      -     32,994   58,458
                                     --------- -------- ------ ------- -------- --------
Liabilities
    Current maturities of
      notes payable                    64,652
    Distributions payable                  33       16                       4       25
    Accrued plan expenses                           20
    Notes payable                      99,350
    Interest payable                    6,765
                                     --------- -------- ------ ------- -------- --------
      Total Liabilities               170,800       36     -      -          4       25
                                     --------- -------- ------ ------- -------- --------
Net Assets Available for
  Plan Benefits                      $292,222  $69,056  $  -   $  -    $32,990  $58,433
                                     ========= ======== ====== ======= ======== ========


                                        U. S.  Partici-          Aggres-  Growth   Inter-
                                       Gov't     pant             sive      and   national
                                        Money    Loan   Balanced  Growth  Income   Growth
                                       Market    Fund     Fund     Fund    Fund     Fund    Total
                                      -------- -------- -------- ------- -------- ------- ---------
Assets
  Investments, at fair value
    Short-term investments                                                                $ 27,442
    Shares in registered
      investment company              $11,668           $15,599  $5,477  $10,564  $8,315   120,205
    Common stock-RAL Stock                                                                  68,902
    Preferred stock
      Allocated                                                                            211,367
      Unallocated                                                                          222,890
    Insurance company contracts                                                             18,580
    Notes receivable from
      participants                             $24,297                                      24,297
                                      -------- -------- -------- ------- -------- ------- ---------
      Total Investments                11,668   24,297   15,599   5,477   10,564   8,315   693,683

  Receivables
    Interest and dividends
      receivable                                                                               213
    Due from Ralston Purina Co.                                                              5,590
                                      -------- -------- -------- ------- -------- ------- ---------
      Total Receivables                   -        -        -        -       -        -      5,803
                                      -------- -------- -------- ------- -------- ------- ---------
      Total Assets                     11,668   24,297   15,599   5,477   10,564   8,315   699,486
                                      -------- -------- -------- ------- -------- ------- ---------
Liabilities
    Current maturities of
      notes payable                                                                         64,652
    Distributions payable                                                                       78
    Accrued plan expenses                                                                       20
    Notes payable                                                                           99,350
    Interest payable                                                                         6,765
                                      -------- -------- -------- ------- -------- ------- ---------
      Total Liabilities                   -        -        -        -       -        -    170,865
                                      -------- -------- -------- ------- -------- ------- ---------
Net Assets Available for
  Plan Benefits                       $11,668  $24,297  $15,599  $5,477  $10,564  $8,315  $528,621
                                      ======== ======== ======== ======= ======== ======= =========

See Notes to Financial Statements.


                                           RALSTON PURINA COMPANY SAVINGS INVESTMENT PLAN
                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                                For the Year Ended DECEMBER 31,1995
                                                       (Dollars in Thousands)
                                  ESOP                     Ralcorp
                               Preferred   RAL      CBG     Common   Equity  Fixed
                                 Stock    Stock    Stock    Stock    Index   Income
                                  Fund     Fund     Fund     Fund     Fund    Fund
                               --------- -------- -------- -------- ------- ---------
Additions to Net Assets
 Attributed To:
  Investment income
    Interest                   $     40                                     $  4,720
    Dividends                    27,884  $ 1,485                    $   806
    Net appreciation
     (depreciation) in fair
     value of investments        99,142   22,367  $   324  $   563    9,283    1,102
                               --------- -------- -------- -------- ------- ---------
                                127,066   23,852      324      563   10,089    5,822
  Contributions
    Employer                     15,858      233       14               220      390
    Employee                     21,414    1,964       44       11    1,794    2,616
                               --------- -------- -------- -------- ------- ---------
                                 37,272    2,197       58       11    2,014    3,006

                               --------- -------- -------- -------- ------- ---------
      Total Additions           164,338   26,049      382      574   12,103    8,828
                               --------- -------- -------- -------- ------- ---------

Deductions From Net
 Assets Attributed To:
  Benefits paid                  14,494    5,536       66      212    2,125    8,041
  ESOP interest expense          16,970
  Administrative expenses           117       20                          7       19
                               --------- -------- -------- -------- ------- ---------
      Total Deductions           31,581    5,556       66      212    2,132    8,060
                               --------- -------- -------- -------- ------- ---------

  Stock fund transfers                    (2,293)   2,293
  Transfers due to spin-
   off, net                      56,553   18,739                      7,626   26,363
                               --------- -------- -------- -------- ------- ---------
      Total Transfers            56,553   16,446    2,293        0    7,626   26,363
                               --------- -------- -------- -------- ------- ---------
Net Increase (Decrease)
 Prior to Interfund
 Transfers                       76,204    4,047   (1,977)     362    2,345  (25,595)

Interfund Transfers              (8,410)   3,371     (462)  (7,504)   2,166    1,432
                               --------- -------- -------- -------- ------- ---------

  Net Increase (Decrease)        67,794    7,418   (2,439)  (7,142)   4,511  (24,163)

Net Assets Available for
 Plan Benefits
  Beginning of year             224,428   61,638    2,439    7,142   28,479   82,596
                               --------- -------- -------- -------- ------- ---------
  End of year                  $292,222  $69,056  $   -    $   -    $32,990 $ 58,433
                               ========= ======== ======== ======== ======= =========



                                U. S.   Partici-         Aggres- Growth  Inter-
                                Gov't    pant             sive    and   national
                                Money    Loan   Balanced Growth  Income  Growth
                                Market   Fund    Fund     Fund    Fund    Fund    Total
                               -------- -------- ------- ------ ------- ------- --------
Additions to Net Assets
 Attributed To:
  Investment income
    Interest                   $   616  $ 2,253                                 $  7,629
    Dividends                                    $   754 $  421 $   609 $   219   32,178
    Net appreciation
     (depreciation) in fair
     value of investments                          3,024    692   2,209     948  139,654
                               -------- -------- ------- ------ ------- ------- --------
                                   616    2,253    3,778  1,113   2,818   1,167  179,461
  Contributions
    Employer                       417               527    113     263     153   18,188
    Employee                       799       15    1,343    670     994     801   32,465
                               -------- -------- ------- ------ ------- ------- --------
                                 1,216       15    1,870    783   1,257     954   50,653

                               -------- -------- ------- ------ ------- ------- --------
      Total Additions            1,832    2,268    5,648  1,896   4,075   2,121  230,114
                               -------- -------- ------- ------ ------- ------- --------

Deductions From Net
 Assets Attributed To:
  Benefits paid                  1,166    1,923      917    302     566     440   35,788
  ESOP interest expense                                                           16,970
  Administrative expenses            5                 5      2       2       2      179
                               -------- -------- ------- ------ ------- ------- --------
      Total Deductions           1,171    1,923      922    304     568     442   52,937
                               -------- -------- ------- ------ ------- ------- --------

  Stock fund transfers                                                               -
  Transfers due to spin-
   off, net                      2,669   10,206    1,707    773   1,614   1,049  127,299
                               -------- -------- ------- ------ ------- ------- --------
      Total Transfers            2,669   10,206    1,707    773   1,614   1,049  127,299
                               -------- -------- ------- ------ ------- ------- --------
Net Increase (Decrease)
 Prior to Interfund
 Transfers                      (2,008)  (9,861)   3,019    819   1,893     630   49,878

Interfund Transfers              4,920      531    1,294    914   1,418     330      -
                               -------- -------- ------- ------ ------- ------- --------

  Net Increase (Decrease)        2,912   (9,330)   4,313  1,733   3,311     960   49,878

Net Assets Available for
 Plan Benefits
  Beginning of year              8,756   33,627   11,286  3,744   7,253   7,355  478,743
                               -------- -------- ------- ------ ------- ------- --------
  End of year                  $11,668  $24,297  $15,599 $5,477 $10,564 $ 8,315 $528,621
                               ======== ======== ======= ====== ======= ======= ========

See Notes to Financial Statements.


                                           RALSTON PURINA COMPANY SAVINGS INVESTMENT PLAN
                             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                                         December 31, 1994
                                                       (Dollars in Thousands)
                                      ESOP                           Ralcorp
                                    Preferred      RAL       CBG     Common     Equity     Fixed
                                      Stock       Stock     Stock     Stock      Index     Income
                                      Fund        Fund      Fund      Fund       Fund       Fund
                                    ---------- ---------- --------- --------- ---------- ----------
Assets
  Investments, at fair value
    Short-term investments          $  36,967  $      16                      $       4  $      24
    Shares in registered
      investment company                2,154         83  $     54  $    101     28,483     29,376
    Common stock
      RAL stock                                   61,542
      CBG Stock                                              2,384
      Ralcorp common stock                                             7,042
    Preferred stock
      Allocated                       222,261
      Unallocated                     247,400
    Insurance company
      contracts                                                                             47,423
    Notes receivable from
      participants
                                    ---------- ---------- --------- --------- ---------- ----------
      Total Investments               508,782     61,641     2,438     7,143     28,487     76,823

  Receivables
    Interest and dividends
      receivable                           12                                                  412
    Due from Ralston Purina Co.                                                              5,386
                                    ---------- ---------- --------- --------- ---------- ----------
      Total Receivables                    12      -         -         -          -          5,798
                                    ---------- ---------- --------- --------- ---------- ----------
      Total Assets                    508,794     61,641     2,438     7,143     28,487     82,621
                                    ---------- ---------- --------- --------- ---------- ----------
Liabilities
    Current maturities of
      notes payable                    80,235
    Distributions payable                  31         16                              4         24
    Transfers due to (from)
      other funds                                    (23)       (1)
    Accrued plan expenses                             10                   1          4          1
    Notes payable                     192,836
    Interest payable                   11,264
                                    ---------- ---------- --------- --------- ---------- ----------
      Total Liabilities               284,366          3        (1)        1          8         25
                                    ---------- ---------- --------- --------- ---------- ----------
Net Assets Available for
  Plan Benefits                     $ 224,428  $  61,638  $  2,439  $  7,142  $  28,479  $  82,596
                                    ========== ========== ========= ========= ========== ==========




                                       U. S.    Partici-              Aggres-     Growth     Inter-
                                       Gov't      pant                  sive        and     national
                                       Money      Loan     Balanced    Growth     Income     Growth
                                      Market      Fund       Fund       Fund       Fund       Fund      Total
                                    ---------- ---------- ---------- ---------- ---------- ---------- ----------
Assets
  Investments, at fair value
    Short-term investments                                                                            $  37,011
    Shares in registered
      investment company            $   8,758             $  11,287  $   3,744  $   7,251  $   7,354     98,645
    Common stock
      RAL Stock                                                                                          61,542
      CBG Stock                                                                                           2,384
      Ralcorp common stock                                                                                7,042
    Preferred stock
      Allocated                                                                                         222,261
      Unallocated                                                                                       247,400
    Insurance company
      contracts                                                                                          47,423
    Notes receivable from
      participants                             $  33,655                                                 33,655
                                    ---------- ---------- ---------- ---------- ---------- ---------- ----------
      Total Investments                 8,758     33,655     11,287      3,744      7,251      7,354    757,363

  Receivables
    Interest and dividends
      receivable                                                                                            424
    Due from Ralston Purina Co.                                                                           5,386
                                    ---------- ---------- ---------- ---------- ---------- ---------- ----------
      Total Receivables                 -          -          -          -          -          -          5,810
                                    ---------- ---------- ---------- ---------- ---------- ---------- ----------
      Total Assets                      8,758     33,655     11,287      3,744      7,251      7,354    763,173
                                    ---------- ---------- ---------- ---------- ---------- ---------- ----------
Liabilities
    Current maturities of
      notes payable                                                                                      80,235
    Distributions payable                                                                                    75
    Transfers due to (from)
      other funds                                     28                               (2)        (2)     -
    Accrued plan expenses                   2                     1                                1         20
    Notes payable                                                                                       192,836
    Interest payable                                                                                     11,264
                                    ---------- ---------- ---------- ---------- ---------- ---------- ----------
      Total Liabilities                     2         28          1      -             (2)        (1)   284,430
                                    ---------- ---------- ---------- ---------- ---------- ---------- ----------
Net Assets Available for
  Plan Benefits                     $   8,756  $  33,627  $  11,286  $   3,744  $   7,253  $   7,355  $ 478,743
                                    ========== ========== ========== ========== ========== ========== ==========

See Notes to Financial Statements.


                           RALSTON PURINA COMPANY
                           ----------------------
                           SAVINGS INVESTMENT PLAN
                           -----------------------

                        NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Description of the Plan
- --------------------------------

The following is a summary description of the Ralston Purina Company Savings Investment Plan (the Plan) and provides only general information.
Participants should refer to the Plan document for a more complete description of the Plan's provisions.

PLAN PURPOSE - The Plan is a defined-contribution pension plan and was established for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Ralston Purina Company (the Company) matching contributions.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). However, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA.

PLAN PARTICIPATION - Participation in the Plan is open to substantially all regular sales, administrative, clerical and production employees of the Company and its designated subsidiaries who have one year of credited service. Effective March 1, 1995, the one year of credited service requirement is waived for participant contributions; however, one year of credited service is still required in order to receive the Company matching contribution. The leveraged employee stock ownership plan (ESOP) provision was available for participation beginning February 1, 1989, following the creation of the ESOP Preferred Stock Fund.

PLAN CONTRIBUTIONS - Subject to certain limits imposed by the Internal Revenue Service (IRS), participants may make basic contributions of 2% to 12% of their compensation, in 1% increments, on a pre-tax basis. For employees first hired before July 1, 1993, basic contributions not exceeding 6% of the participant's compensation will be matched 100% by the Company. This match may be modified at the discretion of the Company. For employees hired after July 1, 1993, after one year of service, the Company will match such basic contribution by initially contributing 20% of the maximum Company match, increasing in 20% increments for each additional year of service up to a maximum of 100% of the maximum Company match after five years of service. Employee contributions vest immediately while Company matching contributions vest over a period of four years at a rate of 25% per year for each year of Company service.

Participants may also, subject to the IRS limitations, make supplemental, unmatched contributions of 1% to 10% of their compensation, in 1% increments. Such contributions are made on an after-tax basis and are immediately vested. Participant contributions, both pre-tax and after-tax, may not exceed 15% of their compensation. The Company has imposed on highly compensated employees a pre-tax contribution limit of 10% and a supplemental contribution limit of 4%.

PLAN INVESTMENTS - Beginning February 1, 1989, the participants' basic contribution of up to 6% of compensation and the Company matching contributions thereon are invested solely in the ESOP Preferred

Stock Fund. The ESOP Preferred Stock Fund invests exclusively in Series A 6.75% ESOP Convertible Preferred Stock of the Company (Preferred Stock).

Basic contributions in excess of 6% and supplemental contributions are invested by the Trustee in the investment funds offered by the Plan and selected by the participant. The funds available are listed on the face of the financial statements. Participants can allocate the investment of these contributions to any of the investment funds maintained pursuant to the Plan except the ESOP Preferred Stock Fund and the Participant Loan Fund.

PLAN WITHDRAWALS, LOANS AND FORFEITURES - Plan withdrawals may be made prior to termination or retirement for cases of financial hardship or at the age of 59 1/2. Hardship distributions are limited to the amount required to meet the need created by the hardship and are made at the discretion of the Plan administrator.

Loans are available subject to the provisions of the Plan. Loans are limited to the lesser of $50,000 or 50% of the vested amount in the participant's account, reduced by any excess of the highest outstanding loan balance during a twelve month period over the outstanding loan balance on the date of the loan. A note in the amount of the loan must be delivered to the Trustee, and, in the event of the participant's termination, the unpaid balance and accrued interest become due immediately and payable in full.

Upon the participant's termination of employment, any Company matching contribution and the earnings thereon which are not vested will be forfeited, but will be restored if the participant again becomes an eligible employee within five years after termination. Forfeitures, net of amounts restored, are applied to reduce future Company contributions required under the Plan. Forfeitures were $214,000 and $231,000 for the years ended December 31, 1995 and 1994, respectively.

PLAN ADMINISTRATION - The Plan is administered by the Company. Management of the Plan assets is under the direction of Ralston's Employee Benefit Asset Investment Committee (EBAIC). Members of the EBAIC are Company employees and are appointed by the Company's Chairman of the Board and Chief Executive Officer. Vanguard Fiduciary Trust Company is Trustee of the majority of the funds and assets of the Plan. Boatmen's Trust Company, however, serves as Trustee of the ESOP Preferred Stock Fund and certain other assets. As Trustees, Vanguard Fiduciary Trust Company and Boatmen's Trust Company have the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and their respective Trust Agreements.

PLAN TERMINATION - The Company may by action of its Board of Directors terminate the Plan with respect to all participating companies. In case of such termination, participants shall be fully vested in Company matching contributions credited to their accounts and, subject to plan provisions and applicable law, the total amount in each participant's account shall be distributed to the participant or for the participant's benefit.


NOTE 2 - Summary of Significant Accounting Policies
- ---------------------------------------------------

The significant accounting policies followed by the Plan are described below:

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared using the accrual basis of accounting such that income and related assets, and expenses and related liabilities are recognized in the plan year to which they relate.

INVESTMENTS - Investments are recorded at fair market value, based on closing prices on the last business day of the Plan year, or contract value.
Realized gains and losses are determined using the average cost method. Interest income is recognized as earned and dividend income is recognized on the date of record.

Investments with insurance companies are all benefit-responsive investment contracts reported at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The average yield and average interest rate for the investment contracts, except the Executive Life Contract which is discussed in Note 6, is 6.78% and 7.56% for the years ended December 31, 1995, and 1994, respectively.

BENEFIT PAYMENTS - Benefits are recorded when paid.


NOTE 3 - Employee Stock Ownership Plan (ESOP) Provision
- -------------------------------------------------------

The Company has authorized shares of Preferred Stock to be held by the Ralston Purina Collective Trust for Savings Investment Plans (ESOT). The ESOP Stock assets of the Plan are held in the ESOT. The shares are convertible into Company common stock (RAL Stock) and have a guaranteed minimum value of $110.83 per share. In accordance with provisions of the Certificate of Designation of the ESOP Preferred Stock, one share of Preferred Stock is convertible into 2.29 shares of RAL Stock. As of May 15, 1995, each outstanding share of Ralston - Continental Baking Group Common Stock (CBG Stock) was converted into .0886 shares of RAL Stock which remains the Company's sole outstanding class of common stock. As a result, the conversion rate was changed to 2.29 shares of RAL Stock for each share of Preferred Stock (from 2.255 shares of RAL Stock and .4 shares of CBG Stock). During the year, the Company redeemed shares of its Preferred Stock to meet ongoing share redemption requirements of the ESOP and 3,040,189 shares of Preferred Stock, of the 4,600,000 authorized, remain issued and outstanding as of December 31, 1995.

Financing for the purchase of the Preferred Stock was provided from the proceeds of a $500 million 8.25% fixed rate, 10-year private placement issue (ESOP Notes) by the ESOT. Semi-annual payments of $36.9 million were payable June 30 and December 31 by the ESOT using the first 6% of employee basic contributions and Company matching contributions made to the Plan. As further discussed in Note 4, a share of the ESOP debt was transferred to another plan which caused a reduction in the SIP Plan semi-annual payments to $27.5 million beginning December 31, 1995. Payment of principal and interest on the ESOP Notes is unconditionally guaranteed by the Company.

Shares of Preferred Stock are allocated to individual participants' accounts based on the total amount of basic matched and Company matching contributions divided by the guaranteed minimum value of the Preferred Stock. Dividends paid by the Company on the Preferred Stock that have been credited to participants' accounts may be used by the Plan to repay the ESOP Notes, and, if so, additional shares, equal in value to the dividends credited, will be allocated to the individual participants' accounts. If it is not necessary to use the dividends to repay the notes, the dividends are paid directly, in cash, to the individual participants.


NOTE 4 - Continental Baking Company Sale and Ralcorp Spin-off
- -------------------------------------------------------------

On May 15, 1995, each outstanding share of CBG Stock was exchanged for .0886 shares of RAL Stock and the CBG Stock Fund was no longer an investment option in the Plan. Effective July 22, 1995, the Company sold its CBC subsidiary.

Additionally, ESOP Stock account balances relating to CBC participants, a portion of the ESOP debt and unallocated shares of ESOP Stock were transferred to a newly created Employee Stock Ownership Plan for Continental
Baking Company Employees (CBC ESOP Plan).   Non-ESOP fund balances relating
to CBC participants were transferred to the buyer of CBC. These transactions are reported on the Statement of Changes in Net Assets Available for Plan Benefits as an asset transfer of $127.3 million.

As a result of the CBG Stock exchange, the conversion rate of Preferred Stock was changed from 2.255 shares of RAL Stock and .4 shares of CBG Stock to 2.29 shares of RAL Stock for each share of Preferred Stock.

On March 31, 1994, the Company effected a spin-off of the Human Foods Divisions and Ski Operations (Ralcorp Holdings, Inc.). The effect on the Plan included primarily the transfer of the Ralcorp participants' plan assets to the Ralcorp Savings Investment Plan and the creation of a new stock fund (Ralcorp Common Stock Fund) in the Ralston Purina Company Savings Investment Plan. The new fund was created to account for the issue of Ralcorp shares to participants in the RAL Stock Fund at the time of the spin-off.

Plan participants had up to one year to transfer investments out of the Ralcorp Common Stock Fund and into other available investment funds. The Ralcorp Common Stock Fund was eliminated as of March 31, 1995, and any assets remaining in that fund were transferred to the U.S. Government Money Market Fund.

As a result of the spin-off, the conversion rate of Preferred Stock was changed from 2.001 to 2.255 shares of RAL Stock for each share of Preferred Stock. At that time the Preferred Stock was also convertible into .4 shares of CBG Stock, which rate remained unaffected by the spin-off.


NOTE 5 - Investments
- --------------------

Attachments I and II summarize the costs, fair values and changes in fair values of Plan investments.


NOTE 6 - Executive Life Guaranteed Investment Contracts
- -------------------------------------------------------

Executive Life Insurance Company (Executive Life), an insurance company in which the Plan invested in two guaranteed investment contracts (GIC's), was placed in conservatorship in 1991, and the GIC's were frozen at their April 11, 1991 valuation. Subsequently, Executive Life's net assets were transferred to Aurora National Life Assurance Company (Aurora).

The EBAIC directed the Trustee to opt out of Aurora's rehabilitation/liquidation plan and it is currently estimated that the Fixed Income Fund will receive approximately $11.8 million, or 84.5% of the $14 million claim for the two GIC's. The Company has communicated to employees that it will protect the Fixed Income Fund from losses solely with respect to the Executive Life GIC's. The contracts have been revalued to their net realizable values with the resulting difference reflected as Due From Ralston Purina Company in the Statement of Net Assets Available for Plan Benefits.
As of December 31, 1995, $11.4 million has been received from Aurora against this claim and the Company has contributed approximately $.3 million to the Fixed Income Fund.

As of December 31, 1995 and 1994, the Executive Life GIC's represent approximately $.4 million and $3.5 million of the total $18.6 million and $47.4 million of insurance company contracts within the Fixed Income Fund. The $.4 million balance does not include the Trust's interest receivable from the Company of $3.4 million. The interest receivable represents the portion of the Executive Life interest that would have accrued on the contracts, less the Company advances and accrued interest on these advances. In accordance with the prohibited transaction exemption, as granted by the U.S. Department of Labor, and closing agreement with the IRS, these two contracts are treated as if they carry a floating interest rate which is reset quarterly based on the average yield-to-maturity of the current 2- and 3-Year Treasury notes, plus .32%. The applicable rate at December 31, 1995 was 6.1%.


NOTE 7 - Income Tax Status
- --------------------------

The Plan has received a determination from the IRS that the Plan constitutes a qualified plan and that the trust is exempt from income tax under the Internal Revenue Code of 1986, as amended. Participants' basic contributions, Company matching contributions and earnings of plan investments are not subject to federal income tax until distributed from the Plan. Supplemental contributions are made from a participant's after-tax compensation. Earnings related to these supplemental contributions are not, however, subject to federal income tax as long as they remain in the Plan.

                                                          ATTACHMENT I

                                         RALSTON PURINA COMPANY SAVINGS INVESTMENT PLAN
                                                  EIN 43-0470580  PLAN NO. 140
                                   ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                  ($000's except for share data)
                                                         December 31, 1995                            December 31, 1994
                                               -----------------------------------        -------------------------------------
                                                Number of                  Fair              Number of                  Fair
           Description of Investment           Shares/Units     Cost       Value            Shares/Units     Cost       Value
     -----------------------------------------------------------------------------        -------------------------------------
<F**>Boatmen's Trust Company
      Employee Benefits Short-Term Fund         27,364,296   $  27,364   $  27,364<F*>        36,936,495   $ 36,937   $ 36,937<F*>
     Centerland Short-Term Investment Fund          78,353          78          78                74,460         74         74
                                                           -------------------------                     -----------------------
       Total Short-Term Investments                             27,442      27,442                           37,011     37,011

<F**>Vanguard Money Market Reserve Fund -
      Prime Portfolio                           17,498,030      17,498      17,498             2,393,780      2,394      2,394
<F**>Vanguard Short-Term Corporate Bond Fund     1,122,867      11,562      11,566             2,298,410     20,885     23,673
<F**>Vanguard Index Trust - 500 Portfolio          572,738      24,332      32,990<F*>           662,854     26,643     28,483<F*>
<F**>Vanguard Money Market Reserve Fund -
      Federal Portfolio                         11,668,212      11,668      11,668             8,758,130      8,758      8,758
<F**>Vanguard Wellington Fund                      638,515      13,422      15,599               582,078     11,811     11,287
<F**>Vanguard Explorer Fund                        109,650       5,127       5,477                87,341      3,946      3,744
<F**>Vanguard Windsor II Fund                      511,304       9,241      10,564               458,339      7,877      7,251
<F**>Vanguard International Growth Portfolio       553,617       7,393       8,315               547,548      7,070      7,354
<F**>Vanguard Investment Contract Trust Fund     6,528,149       6,528       6,528             5,702,613      5,702      5,701
                                                           -------------------------                     -----------------------
       Total Investment in Shares
          in Registered Investment Company                     106,771     120,205                           95,086     98,645


<F**>Ralston Purina Company Common Stock         1,104,636      45,897      68,902<F*>         1,379,081     55,836     61,542<F*>
<F**>Continental Baking Group Common Stock                                                       635,856      4,050      2,384
<F**>Ralcorp Holdings, Inc. Common Stock                                                         316,502      5,071      7,042
                                                           -------------------------                     -----------------------
       Total Investment in Common Stock                         45,897      68,902                           64,957     70,968

<F**>Ralston Purina Co. Series A
      ESOP Convertible Preferred Stock           3,040,189     336,944     434,257<F*>         4,237,667    469,661    469,661<F*>


     American Inter Life Insurance Contract
         Separate Account                                        4,224       4,224                            6,389      6,389
     Cigna Insurance Contract Separate
         Account                                                  -           -                               9,378      9,378
     Hartford Insurance Contract Separate
         Account                                                 5,808       5,808                            8,225      8,225
     Metropolitan Insurance Contract
         Separate Account                                        2,413       2,413                            3,441      3,441
     New York Life Insurance Contract
         Separate Account                                          988         988                            5,006      5,006
     Principal Insurance Contract
         Separate Account                                          995         995                            4,669      4,669
     Provident Insurance Contract
         Separate Account                                        3,724       3,724                            6,850      6,850
     Executive Life Insurance Contract
         Separate Account                                          428         428                            3,465      3,465
                                                           -------------------------                     -----------------------
       Total Insurance Company Contracts                        18,580      18,580                           47,423     47,423

     Notes Receivable from Participants
           (7% to 9.75% interest)                               24,297      24,297                           33,655     33,655<F*>
                                                           -------------------------                     -----------------------
                                                             $ 559,931   $ 693,683                         $747,793   $757,363
                                                           =========================                     =======================

<F*> Investment represents 5% or more of the Plan's net assets at the beginning of the Plan year
<F**>Investment represents allowable transaction with a party-in-interest

                          ATTACHMENT II

          RALSTON PURINA COMPANY SAVINGS INVESTMENT PLAN
              NET CHANGE IN FAIR VALUE OF INVESTMENTS
               FOR THE YEAR ENDED DECEMBER 31, 1995
                              (000's)

Investment in Shares in Registered Investment Company      $ 17,258

Investment in Common Stock                                  122,396
                                                         ------------
   Net Change in Fair Value                                $139,654
                                                         ============

                   REPORT OF INDEPENDENT ACCOUNTANTS

May 24, 1996

To the Participants and the Plan
Administrator of the Ralston Purina
Company Savings Investment Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Ralston Purina Company Savings Investment Plan at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Attachments I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefit of each fund. The additional information and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                              PRICE WATERHOUSE
                                              ----------------
                                              PRICE WATERHOUSE
                                              One Boatmen's Plaza
                                              St. Louis, Missouri
                                              63101

Pursuant to the requirements of the Securities Exchange Act of 1934, Ralston Purina Company as Plan Administrator of the Savings Investment Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                              RALSTON PURINA COMPANY

                                              By:  C. S. Sommer, Vice President
                                                   and Director, Administration
                                                   Ralston Purina Company

June 28, 1996

                            EXHIBIT INDEX
Exhibits
- --------
23                                       Consent of Independent Accountants
                                         (provided electronically)